FOR IMMEDIATE RELEASE               Contact: Guy T. Marcus
January 2, 2001                              Vice President-Investor Relations
                                             214/978-2691


        HALLIBURTON AND LANDMARK GRAPHICS ANNOUNCE AGREEMENT TO ACQUIRE
                          PGS DATA MANAGEMENT DIVISION


         DALLAS, Texas -- Halliburton Company (NYSE:HAL) and Landmark Graphics Corporation, a wholly owned business unit of Halliburton, today announced a definitive agreement to acquire PGS Data Management (PGSDM), a division of Petroleum Geo-Services ASA (NYSE:PGO; OSE:PGS). The agreement is subject to various regulatory, board and other approvals, as well as the finalization of certain ancillary agreements. The acquisition will expand the Landmark Graphics portfolio of market-leading technology management solutions and services by adding PGSDM's PetroBank solutions. PetroBank solutions are the industry leader for cost effective internet enabled storage, browsing and retrieval of large volumes of quality controlled exploration and production (E&P) data and information.
         Under the agreement, Landmark Graphics will acquire PGSDM and its solutions and trademarks for $179 million in cash. Landmark will manage the technology and services of the PGSDM acquisition as a part of its core business. In addition, the parties will enter into a contract for Landmark to provide strategic data management and distribution services to Petroleum Geo-Services and its affiliates.
         "This agreement brings Halliburton's global reach and vast E&P services capabilities together with the outstanding technologies and services being offered by PGS in their growing Data Management division," said Dave Lesar, President and CEO of Halliburton. "We recognize that distributed access to data is the cornerstone of the e-business model in the petroleum industry and in fact

                                     -more-

                                Page 5 of 6 Pages
                       The Exhibit Index Appears on Page 4

Halliburton Company                                 page 2

is becoming the competitive differentiator for many of our customers. By acquiring the capability to provide 24 hours a day, seven days a week (24x7) access to PGSDM's secure storehouse of E&P data - coupled with the Landmark Graphics technology portfolio - we are reaffirming our leadership commitment to being the real-time knowledge services company. The addition of the PGSDM technology and solutions lines of business will result in expanding Halliburton's offerings of important knowledge based services to the petroleum industry to meet growing customer demands for such services. We expect the acquisition will not be dilutive to Halliburton's earnings in 2001 and will be accretive after that."
         PGSDM's proven network-centric products and services offer E&P companies the ability to find, access and exploit relevant information on a 24x7 basis through web-based access to all PetroBank Centers worldwide. The PetroBank solution gives secure timely access to data and applications facilitating quality decisions while reducing risk and cost.
         The PetroBank web-based geographic information systems technology provides full entitlement control for secure browsing, selecting and ordering of E&P data. As an example, a customer's seismic data can be ordered down to the seismic trace level providing a unique E&P industry offering. In addition to the speed and security features, PetroBank has more than 90 terabytes of data available online, providing comprehensive information for more than 250,000 square kilometers of Petroleum Geo-Services' worldwide data on prospects and producing basins. PetroBank has been selected as the repository for E&P data in Norway and Brazil.
         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at http://www.halliburton.com.


                                Page 6 of 6 Pages
                       The Exhibit Index Appears on Page 4

                                       ###